Exhibit 10.20

Description of Transition Award to Ronald E. Logue

On November 18, 2009, in connection with the Board of Directors’ approval of the management succession plan in October 2009, pursuant to which Joseph L. Hooley will become State Street’s Chief Executive Officer effective March 1, 2010, the Executive Compensation Committee of the Board of Directors approved a transition award to Ronald E. Logue, State Street’s Chief Executive Officer, of $6 million, payable in deferred cash. The transition award will vest and be paid to Mr. Logue on January 2, 2011, subject to Mr. Logue completing his service as Chief Executive Officer and as Non-Executive Chairman of the Board of Directors. This transition award recognizes Mr. Logue’s ongoing contributions in leading State Street, the importance of his continuing to perform the role of Chief Executive Officer through March 1, 2010 and his agreeing to remain as Non-Executive Chairman of the Board of Directors through January 1, 2011.